EXHIBIT 99.2

GLIMCHER

Supplemental Information
For The Three Months Ended March 31, 2005

GLIMCHER REALTY TRUST

Supplemental Information
For the Three Months Ended March 31, 2005

TABLE OF CONTENTS

Quarterly Income Statement
(dollars in thousands)

| | Three Months Ended March 31, | | | | | |
| | **2005** | | | **2004** | | |
	As Reported	**Discontinued Operations**	**Pre FAS 144**	**As Reported**	**Discontinued Operations**	**Pre FAS 144**
Revenues:						
Minimum rents	$ 54,017	$ 2	$ 54,019	$ 53,025	$ 3,261	$ 56,286
Percentage rents	1,046	(15)	1,031	1,440	340	1,780
Tenant reimbursements	24,885	(1)	24,884	25,185	592	25,777
Out parcel sales	450	-	450	435	-	435
Other (See components below)	4,429	9	4,438	4,742	18	4,760
Total Revenues	84,827	(5)	84,822	84,827	4,211	89,038
Expenses:						
Property operating expenses	(18,677)	(12)	(18,689)	(20,477)	(545)	(21,022)
Real estate taxes	(9,979)	(2)	(9,981)	(8,627)	(313)	(8,940)
	(28,656)	(14)	(28,670)	(29,104)	(858)	(29,962)
Provision for credit losses	(1,449)	-	(1,449)	(1,346)	(287)	(1,633)
Other operating expenses	(1,782)	(11)	(1,793)	(1,884)	(92)	(1,976)
Cost related to sales of out parcels	(64)	-	(64)	(387)	-	(387)
Real estate depreciation and amortization	(18,306)	-	(18,306)	(19,167)	(1,261)	(20,428)
Non-real estate depreciation and amortization	(518)	-	(518)	(596)	-	(596)
General and administrative	(6,299)	(2)	(6,301)	(2,809)	(1)	(2,810)
Total Expenses	(57,074)	(27)	(57,101)	(55,293)	(2,499)	(57,792)
Operating Income	27,753	(32)	27,721	29,534	1,712	31,246
Interest income	66	3	69	60	1	61
Interest expense	(21,186)	-	(21,186)	(23,029)	(211)	(23,240)
Loan fee amortization	(642)	-	(642)	(994)	(16)	(1,010)
Equity in income of unconsolidated entities	-	-	-	3	-	3
Income before minority interest and discontinued operations	5,991	(29)	5,962	5,574	1,486	7,060
Minority interest in operating partnership	(136)	-	(136)	(54)	-	(54)
Income from continuing operations	5,855	(29)	5,826	5,520	1,486	7,006
Discontinued Operations:						
(Loss) gain on sales of properties	(30)	-	(30)	3,071	-	3,071
(Loss) income from operations	(29)	29	-	1,486	(1,486)	-
Net income	5,796	-	5,796	10,077	-	10,077
Preferred stock dividends	(4,359)	-	(4,359)	(4,439)	-	(4,439)
Issuance Costs write-off upon Series B Redemption	-	-	-	(4,878)	-	(4,878)
Net income available to common shareholders	$ 1,437	$ -	$ 1,437	$ 760	$ -	$ 760
Components of Other Revenue:						
Fee Income	$ -	$ -	$ -	$ 14	$ -	$ 14
Specialty leasing and sponsorship income	3,368	9	3,377	3,586	18	3,604
Other	1,061	-	1,061	1,142	-	1,142
Total	$ 4,429	$ 9	$ 4,438	$ 4,742	$ 18	$ 4,760

CALCULATION OF FUNDS FROM OPERATIONS
and FFO PAYOUT RATIO
(in thousands, except per share data)

	2005					2004				
	3 mos	3 mos	3 mos	3 mos	YTD	3 mos	3 mos	3 mos	3 mos	12 mos
	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31
Funds from Operations:										
Net income available to common shareholders	$ 1,437	$ -	$ -	$ -	$ 1,437	$ 760	$ 2,553	$ 20,303	$ 5,744	$ 29,360
Real estate depreciation and amortization	18,306	-	-	-	18,306	20,428	18,783	18,322	19,437	76,970
Share of joint venture real estate depreciation and amortization	-	-	-	-	-	39	-	-	-	39
Minority interest in operating partnership	136	-	-	-	136	54	251	1,830	771	2,906
(Gain) loss on sales of properties	30	-	-	-	30	(3,071)	51	(18,777)	2,151	(19,646)
FFO	$ 19,909	$ -	$ -	$ -	$ 19,909	$ 18,210	$ 21,638	$ 21,678	$ 28,103	$ 89,629
Weighted average common shares outstanding - diluted	39,703	-	-	-	39,703	39,300	39,405	39,547	39,708	39,496
FFO per diluted share	$ 0.50	-	-	-	$ 0.50	$ 0.46	$ 0.55	$ 0.55	$ 0.71	$ 2.27
FFO per diluted share - After add back of 2004 preferred stock redemption costs	$ 0.50	-	-	-	$ 0.50	$ 0.58	$ 0.55	$ 0.55	$ 0.71	$ 2.39

	2005					2004				
	3 mos	3 mos	3 mos	3 mos	YTD	3 mos	3 mos	3 mos	3 mos	12 mos
	Mar. 31	June. 30	Sept. 30	Dec. 31	Dec. 31	Mar. 31	June. 30	Sept. 30	Dec. 31	Dec. 31
FFO Payout Ratio:										
Dividend paid per common share/unit	$ 0.4808	$ -	$ -	$ -	$ 0.4808	$ 0.4808	$ 0.4808	$ 0.4808	$ 0.4808	$ 1.9232
FFO Payout ratio after add back of non-recurring issuance cost write off	95.9%	0.0%	0.0%	0.0%	95.9%	82.9%	87.6%	87.7%	67.9%	80.6%

	2005					2004				
	3 mos	3 mos	3 mos	3 mos	YTD	3 mos	3 mos	3 mos	3 mos	YTD
	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31
Non-cash amounts included in FFO										
Deferred Leasing Costs	1,015	-	-	-	1,015	1,531	1,582	1,147	626	4,886
Straight line adjustment as increase (decrease) to minimum rents	450	-	-	-	450	194	513	135	(228)	614
Fair Value of Debt amortized as reduction to interest expense	107	-	-	-	107	107	107	107	107	428
Intangible Amortization increase (decrease) to minimum rents	204	-	-	-	204	309	239	190	203	941
Issuance Costs write-off upon Series B Redemption	-	-	-	-	-	4,878	-	-	-	4,878

EBITDA, OPERATING RATIOS and EARNINGS PER SHARE
(dollars and shares in thousands)

	2005					2004				
	3 mos **Mar. 31**	3 mos **June 30**	3 mos **Sept. 30**	3 mos **Dec. 31**	YTD **Dec. 31**	3 mos **Mar. 31**	3 mos **June 30**	3 mos **Sept. 30**	3 mos **Dec. 31**	YTD **Dec. 31**
Calculation of EBITDA:										
Net income	$ 5,796	$ -	$ -	$ -	$ 5,796	$ 10,077	$ 6,912	$ 24,663	$ 10,103	$ 51,755
Interest expense (continuing and discontinued operations)	21,186	-	-	-	21,186	23,240	23,064	21,856	21,617	89,777
Loan fee amortization (continuing and discontinued operations)	642	-	-	-	642	1,010	2,088	692	593	4,383
Taxes (continuing and discontinued operations)	189	-	-	-	189	21	75	198	357	651
Depreciation and amortization (continuing and discontinued operations)	18,824	-	-	-	18,824	21,024	19,320	18,849	19,992	79,185
EBITDA	46,637	-	-	-	46,637	55,372	51,459	66,258	52,662	225,751
Minority Interest in operating partnership	136	-	-	-	136	54	251	1,830	771	2,906
Loss (gain) on sales of properties and properties held for sale and impairment charges	30	-	-	-	30	(3,071)	51	(18,777)	2,151	(19,646)
Adjusted EBITA	$ 46,803	$ -	$ -	$ -	$ 46,803	$ 52,355	$ 51,761	$ 49,311	$ 55,584	$ 209,011
Operating Ratios:										
General and administrative / total revenues	7.4%	-	-	-	7.4%	3.3%	4.3%	4.3%	4.6%	4.1%
Tenant reimbursements / (real estate taxes + property operating expenses)	86.8%	-	-	-	86.8%	86.5%	85.3%	86.2%	89.6%	86.9%
Earnings per Share:										
Weighted average common shares outstanding - basic	35,713	-	-	-	35,713	35,130	35,501	35,574	35,614	35,456
Weighted average common shares outstanding - diluted	39,703	-	-	-	39,703	39,300	39,405	39,547	39,708	39,496
Earnings per share from continuing operations - basic	$ 0.04	-	-	-	$ 0.04	$ (0.10)	$ 0.01	$ 0.08	$ 0.21	$ 0.21
Discontinued operations and gain (loss) on sales of properties - basic	$ -	-	-	-	$ -	$ 0.12	$ 0.06	$ 0.49	$ (0.05)	$ 0.62
Earnings per share - basic	$ 0.04	-	-	-	$ 0.04	$ 0.02	$ 0.07	$ 0.57	$ 0.16	$ 0.83
Earnings per share from continuing operations - diluted	$ 0.04	-	-	-	$ 0.04	$ (0.10)	$ 0.01	$ 0.07	$ 0.21	$ 0.20
Discontinued operations and gain (loss) on sales of properties - diluted	$ -	-	-	-	$ -	$ 0.12	$ 0.06	$ 0.49	$ (0.05)	$ 0.61
Earnings per share - diluted	$ 0.04	-	-	-	$ 0.04	$ 0.02	$ 0.07	$ 0.56	$ 0.16	$ 0.82

SEGMENT REPORTING
(dollars in thousands)

	For the three months ended March 31, 2005				
	Malls	**Community Centers**	**Corporate**		**Total**
Total revenues	$ 80,337	$ 3,884	$ 606	$	84,827
Total operating expenses	48,777	2,279	6,018		57,074
Operating income (loss)	$ 31,560	$ 1,605	$ (5,412)	$	27,753
Net property and equipment	$ 1,685,236	$ 125,431	$ 800	$	1,811,467
Total Assets	$ 1,779,096	$ 139,764	$ 14,472	$	1,933,332

	For the three months ended March 31, 2004				
	Malls	**Community Centers**	**Corporate**		**Total**
Total revenues	$ 80,191	$ 4,622	$ 14	$	84,827
Total operating expenses	49,552	2,669	3,072		55,293
Operating income (loss)	$ 30,639	$ 1,953	$ (3,058)	$	29,534
Net property and equipment	$ 1,722,535	$ 201,031	$ 5,847	$	1,929,413
Total Assets	$ 1,811,303	$ 234,712	$ 18,578	$	2,064,593

BALANCE SHEETS
(dollars in thousands)

	2005	2004
	Mar. 31	**Dec. 31**
Assets:		
Land	$ 304,337	$ 304,363
Building, improvements and equipment	1,927,526	1,927,317
Developments in progress	30,902	21,183
	2,262,765	2,252,863
Less accumulated depreciation	451,298	436,454
Net property and equipment	1,811,467	1,816,409
Deferred Leasing Costs, net	18,149	18,889
Net investment in real estate	1,829,616	1,835,298
Cash and cash equivalents	5,051	8,446
Restricted cash	13,096	16,330
Tenant accounts receivable, net	49,450	51,873
Deferred expenses, net	8,752	9,449
Prepaid and other assets	27,367	25,628
Total Assets	$ 1,933,332	$ 1,947,024
Liabilities and Shareholders' Equity:		
Mortgage notes payable	$ 1,323,793	$ 1,328,604
Notes payable	82,600	74,000
Accounts payable and accrued expenses	51,988	53,892
Distributions payable	23,238	23,186
	1,481,619	1,479,682
Minority interest in partnership	22,051	23,520
Shareholders' Equity:		
Series F cumulative preferred stock	60,000	60,000
Series G cumulative preferred stock	150,000	150,000
Common shares of beneficial interest	358	357
Additional paid-in capital	536,494	534,286
Unvested restricted shares	(597)	-
Distributions in excess of accumulated earnings	(316,558)	(300,786)
Other comprehensive loss	(35)	(35)
Total Liabilities and Shareholders' Equity	$ 1,933,332	$ 1,947,024

MARKET CAPITALIZATION, and DEBT COVERAGE RATIOS
(dollars and shares in thousands)

	2005	2004					
	3 mos **Mar. 31**	**3 mos** **Mar. 31**	**3 mos** **June 30**	**3 mos** **Sept. 30**	**3 mos** **Dec. 31**	**YTD** **Dec. 31**
Share price (end of period)	$ 23.70	$ 27.10	$ 22.12	$ 24.30	$ 27.71	$ 27.71
Market Capitalization Ratio:						
Common shares outstanding	35,791	35,389	35,561	35,586	35,683	35,683
Operating Partnership units outstanding	3,474	3,563	3,563	3,563	3,474	3,474
Total common shares and units outstanding at end of period	39,265	38,952	39,124	39,149	39,157	39,157
Valuation - Common shares and operating partnership units outstanding	$ 930,581	$ 1,055,599	$ 865,423	$ 951,321	$ 1,085,040	$ 1,085,040
Valuation - Preferred stock	210,000	210,000	210,000	210,000	210,000	210,000
Total debt (end of period)	1,406,393	1,501,768	1,496,069	1,397,134	1,402,604	1,402,604
Total market capitalization	$ 2,546,974	$ 2,767,367	$ 2,571,492	$ 2,558,455	$ 2,697,644	$ 2,697,644
Debt / Market capitalization excluding joint ventures	55.2%	54.3%	58.2%	54.6%	52.0%	52.0%
Debt / Gross asset value excluding joint ventures (1)	59.0%	60.2%	60.7%	58.3%	58.9%	58.9%
Debt Coverage Ratios:						
Interest coverage ratio	2.2	2.3	2.2	2.3	2.6	2.3
(Adjusted EBITDA from page 3 / interest expense)						
Debt service coverage ratio	1.8	1.9	1.9	1.9	2.1	2.0
(Adjusted EBITDA / interest expense + scheduled principal payments)						

(1)Gross Asset Value is total assets plus accumulated depreciation

DEBT SCHEDULE
(dollars in thousands)

Mortgage Notes Payable:

Fixed Rate	Mar. 31 2005	Dec. 31, 2004	Interest Rates 2005	Interest Rates 2004	Interest Terms	Payment Terms	Balloon Pmt. at Maturity	Final Maturity
Montgomery Mall Associates, LP	$ 44,075	$ 44,257	6.79%	6.79%		(a)	$ 43,843	(d)
Weberstown Mall, LLC	19,315	19,383	7.43%	7.43%		(a)	$ 19,033	May 1, 2006
SAN Mall, LP	33,863	33,985	8.35%	8.35%		(a)	$ 32,615	(e)
Colonial Park Mall, LP	33,332	33,459	7.73%	7.73%		(a)	$ 32,033	(e)
Mount Vernon Venture, LLC	8,941	8,968	7.41%	7.41%		(a)	$ 8,624	February 11, 2008
Charlotte Eastland Mall, LLC	45,102	45,292	7.84%	7.84%		(a)	$ 42,302	(f)
Morgantown Mall Associates, LP	54,008	54,227	6.89%	6.89%		(a)	$ 50,823	(f)
Grand Central, LP	49,093	49,276	7.18%	7.18%		(a)	$ 46,065	February 1, 2009
Johnson City Venture, LLC	39,499	39,606	8.37%	8.37%		(a)	$ 37,026	June 1, 2010
Polaris Center, LLC	41,270	41,387	8.20%	8.20%		(a)	$ 38,543	(g)
Ashland Venture, LLC	25,651	25,770	7.25%	7.25%		(a)	$ 21,817	November 1, 2011
Dayton Mall Venture, LLC	57,280	57,481	8.27%	8.27%		(a)	$ 49,864	(h)
Glimcher WestShore, LLC	97,897	98,275	5.09%	5.09%		(a)	$ 84,824	September 9, 2012
University Mall, LP	64,741	65,050	7.09%	7.09%		(a)	$ 52,524	(i)
PFP Columbus, LLC	146,068	146,631	5.24%	5.24%		(a)	$ 124,572	April 11, 2013
LC Portland, LLC	136,780	137,285	5.42%	5.42%		(a)	$ 116,922	(j)
JG Elizabeth, LLC	163,197	163,827	4.83%	4.83%		(a)	$ 135,194	June 8, 2014
MFC Beavercreek, LLC	112,022	112,423	5.45%	5.45%		(a)	$ 92,762	November 1, 2014
Glimcher SuperMall Venture, LLC	60,905	61,107	7.54%	7.54%		(a)	$ 49,969	(k)
Tax Exempt Bonds	19,000	19,000	6.00%	6.00%		(c)	$ 19,000	November 1, 2028
	1,252,039	1,256,689						
Variable Rate								
GM Olathe, LLC	30,000	30,000	4.81%	4.40%	(l)	(b)	$ 30,000	June 9, 2006
EM Columbus, LLC	24,000	24,000	4.85%	4.42%	(m)	(b)	$ 24,000	January 1, 2007
Other Variable Rate Debt	15,538	15,593	(n)	(n)		(a) (b)	$ 15,463	(o)
	69,538	69,593						
Other								
Fair Value Adjustment - Polaris Center, LLC	2,216	2,322						
Total Mortgage Notes Payable	$ 1,323,793	$ 1,328,604						

(a) The loan requires monthly payments of principal and interest.

(b) The loan requires monthly payments of interest only.

(c) The loan requires semi-annual payments of interest only.

(d) The loan matures in August 2028, with an optional prepayment date in 2005.

(e) The loan matures in October 2027, with an optional prepayment date in 2007.

(f) The loan matures in September 2028, with an optional prepayment date in 2008.

(g) The loan matures in June 2030, with an optional prepayment date in 2010.

(h) The loan matures in July 2027, with an optional prepayment date in 2012.

(i) The loan matures in January 2028, with an optional prepayment date in 2013.

(j) The loan matures in June 2033, with an optional prepayment date in 2013.

(k) The loan matures in September 2029, with an optional prepayment date in 2015.

(l) Interest rate of LIBOR (capped by a derivative at 6.00%) plus 200 basis points until maturity .

(m) Interest rate of LIBOR plus 200 basis points.

(n) Interest rates ranging from LIBOR plus 195 to 250 basis points (4.75% to 5.19% at March 31, 2005 and 4.34% to 4.78% at December 31, 2004).

(o) Final maturity dates ranging from August 2005 to May 2006.

DEBT MATURITIES
(dollars in thousands)

Description	Balance 3/31/2005	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016+
Fixed Rate													
Montgomery Mall Associates, LP	$ 44,075	$ 44,075	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Weberstown Mall, LLC	19,315	190	19,125	-	-	-	-	-	-	-	-	-	-
SAN Mall, LP	33,863	341	503	33,019	-	-	-	-	-	-	-	-	-
Colonial Park Mall, LP	33,332	358	523	32,451	-	-	-	-	-	-	-	-	-
Mount Vernon Venture, LLC	8,941	76	111	120	8,634								
Charlotte Eastland Mall, LLC	45,102	543	793	859	42,907	-	-	-	-	-	-	-	-
Morgantown Mall Associates, LP	54,008	627	907	972	51,502	-	-	-	-	-	-	-	-
Grand Central, LP	49,093	520	757	814	865	46,137	-	-	-	-	-	-	-
Johnson City Venture, LLC	39,499	285	427	464	496	549	37,278	-	-	-	-	-	-
Polaris Center, LLC	41,270	317	471	512	547	604	38,819	-	-	-	-	-	-
Ashland Venture, LLC	25,651	344	498	536	572	620	668	22,413	-	-	-	-	-
Dayton Mall Venture, LLC	57,280	562	831	903	969	1,066	1,159	1,260	50,530	-	-	-	-
Glimcher WestShore, LLC	97,897	1,093	1,549	1,631	1,703	1,807	1,902	2,003	86,209	-	-	-	-
University Mall, LP	64,741	895	1,294	1,390	1,481	1,604	1,723	1,851	1,977	52,526	-	-	-
PFP Columbus, LLC	146,068	1,628	2,311	2,437	2,548	2,708	2,855	3,011	3,155	125,415	-	-	-
LC Portland, LLC	136,780	1,454	2,070	2,187	2,290	2,439	2,577	2,722	2,856	118,185	-	-	-
JG Elizabeth, LLC	163,197	1,827	2,580	2,709	2,823	2,986	3,135	3,292	3,437	3,629	136,779	-	-
MFC Beavercreek, LLC	112,022	1,151	1,639	1,732	1,814	1,933	2,043	2,159	2,265	2,409	94,877	-	-
Glimcher SuperMall Venture, LLC	60,905	564	826	892	949	1,037	1,119	1,208	1,292	1,406	1,517	50,095	-
Tax Exempt Bonds	19,000	-	-	-	-	-	-	-	-	-	-	-	19,000
	1,252,039	56,850	37,215	83,628	120,100	63,490	93,278	39,919	151,721	303,570	233,173	50,095	19,000
Variable Rate													
Other Variable Rate Debt	15,538	7,900	7,638	-	-	-	-	-	-	-	-	-	-
EM Columbus, LLC	24,000	-	24,000	-	-	-	-	-	-	-	-	-	-
GM Olathe, LLC	30,000	-	30,000	-	-	-	-	-	-	-	-	-	-
	69,538	7,900	61,638	-	-	-	-	-	-	-	-	-	-
Total Mortgage Notes Payable	1,321,577	64,750	98,853	83,628	120,100	63,490	93,278	39,919	151,721	303,570	233,173	50,095	19,000
Credit Facility	82,600	-	82,600	-	-	-	-	-	-	-	-	-	-
Total Notes Payable	82,600	-	82,600	-	-	-	-	-	-	-	-	-	-
Other													
Fair Value Adjustment Amortization - Polaris Center, LLC	2,216	321	428	428	428	428	183	-	-	-	-	-	-
Total Debt	$ 1,406,393	$ 65,071	$ 181,881	$ 84,056	$ 120,528	$ 63,918	$ 93,461	$ 39,919	$ 151,721	$ 303,570	$ 233,173	$ 50,095	$ 19,000

OCCUPANCY STATISTICS

Portfolio Occupancy Statistics

Portfolio occupancy statistics by property type are summarized below:

	Occupancy (1)				
Property Type	**3/31/2005**	**12/31/2004**	**9/30/2004**	**6/30/2004**	**3/31/2004**
Mall Anchors	91.3%	93.7%	94.5%	94.9%	95.0%
Mall Stores	87.6%	88.5%	85.8%	86.4%	87.7%
Total Mall Portfolio	90.0%	91.8%	91.4%	91.8%	92.4%
Community Center Anchors	63.8%	67.9%	66.2%	79.4%	79.4%
Community Center Stores	65.3%	66.6%	69.1%	74.3%	74.7%
Total Community Center Portfolio	64.2%	67.6%	66.9%	78.1%	78.2%

	Occupancy (1)	
Property Type	**3/31/2005**	**3/31/2004**
Total Mall Portfolio	90.0%	92.4%
Comparable Mall Portfolio	90.0%	92.4%
Total Community Center Portfolio	64.2%	78.2%
Comparable Community Center Portfolio	64.2%	72.7%

(1) Occupied space is defined as any space where a tenant is occupying the space or paying rent at the date indicated, excluding all tenants with leases having an initial term of less than one year.

LEASING RESULTS AND RE-LEASING SPREADS

Leasing Activity

The following table summarizes the new and rollover lease activity by type for the three months ended March 31, 2005:

Property Type	GLA Analysis			Average Annualized Base Rents						Portfolio
	New Leases	Rollover Leases	Total	New Leases		Rollover Leases		Total		Average
Mall Anchors	115,000	56,038	171,038	$	4.26	$	6.00	$	4.83	$ 6.05
Mall Stores	30,201	114,254	144,455	$	37.78	$	23.62	$	26.58	$ 24.41
Community Center Anchors	-	-	-	$	-	$	-	$	-	$ 6.42
Community Center Stores	1,200	7,691	8,891	$	14.25	$	10.48	$	10.99	$ 13.09

The following table summarizes the new and rollover lease activity and the comparative prior rents for the three months ended March 31, 2005 for only those leases where the space was occupied in the previous 24 months.

Property Type	GLA Analysis			Average Annualized Base Rents										Percent
	New Leases	Rollover Leases	Total	New Leases		Prior Tenants		Rollover Leases		Prior Rent		Total New/Rollover		Total Prior Tenants/Rent		Change in Base Rent
Mall Anchors	50,000	56,038	106,038	$	2.00	$	5.00	$	6.00	$	10.95	$ 4.11	$ 8.14	-49%
Mall Stores	12,755	112,547	125,302	$	40.28	$	35.23	$	23.89	$	23.56	$ 25.56	$ 24.75	3%
Community Center Anchors	-	-	-	$	-	$	-	$	-	$	-	$ -	$ -	0%
Community Center Stores	1,200	7,691	8,891	$	14.25	$	14.25	$	10.48	$	10.63	$ 10.99	$ 11.12	-1%

(1) This report excludes ground leases, ATM's and development projects.

MALL PORTFOLIO STATISTICS BY ASSET CATEGORY
as of March 31, 2005

MARKET DOMINANT	Property	Location	MSA Size	Total GLA	Average Mall Store Sales Per Square Foot	Mall Store Occupancy 3/31/2005	Mall Store Occupancy 12/31/2004	Mall Store Occupancy 3/31/2004	% of Mall Portfolio NOI (1)
	Jersey Gardens	Elizabeth, NJ	1	1,290,664					
	Lloyd Center	Portland, OR	23	1,444,224					
	Mall at Fairfield Commons	Dayton, OH	53	1,052,664					
	Mall at Johnson City	Johnson City, TN	85	531,092					
	Polaris Fashion Place	Columbus, OH	33	1,581,831					
	Weberstown Mall	Stockton, CA	76	859,009					
	WestShore Plaza	Tampa, FL	21	1,059,015					
				7,818,499	$ 397	92.7%	92.1%	91.2%	49%

TRADE AREA DOMINANT	Property	Location	MSA Size	Total GLA	Average Mall Store Sales Per Square Foot	Mall Store Occupancy 3/31/2005	Mall Store Occupancy 12/31/2004	Mall Store Occupancy 3/31/2004	% of Mall Portfolio NOI (1)
	Ashland Town Center	Ashland, KY	>100	441,371					
	Colonial Park Mall	Harrisburg, PA	67	745,178					
	Dayton Mall	Dayton, OH	53	1,308,242					
	Eastland Mall (NC)	Charlotte, NC	34	1,065,056					
	Grand Central Mall	Parkersburg, WV	>100	907,008					
	Indian Mound Mall	Columbus, OH	33	557,122					
	Morgantown Mall	Morgantown, WV	>100	540,422					
	Northtown Mall	Minneapolis, MN	15	798,472					
	River Valley Mall	Columbus, OH	33	571,958					
	Supermall of the Great NW	Seattle, WA	13	942,234					
	University Mall	Tampa, FL	21	1,316,801					
				9,193,864	$ 305	88.3%	88.8%	87.0%	42%

OPPORTUNISTIC	Property	Location	MSA Size	Total GLA	Average Mall Store Sales Per Square Foot	Mall Store Occupancy 3/31/2005	Mall Store Occupancy 12/31/2004	Mall Store Occupancy 3/31/2004	% of Mall Portfolio NOI (1)
	Almeda Mall	Houston, TX	10	797,543					
	Eastland Mall (OH)	Columbus, OH	33	896,480					
	Great Mall of the Great Plains	Kansas City, KS	26	810,387					
	Montgomery Mall	Montgomery, AL	>100	726,577					
	New Towne Mall	New Philadelphia, OH	>100	516,223					
	Northwest Mall	Houston, TX	10	794,296					
	Southside Mall	Oneonta, NY	>100	229,908					
				4,771,414	$ 245	76.8%	81.3%	82.8%	9%

| TOTAL MALL PORTFOLIO | | | | 21,783,777 | $ 331 | 87.6% | 88.5% | 87.7% | 100% |

(1) Based on 2004 Net Operating Income

SUMMARY OF SIGNIFICANT TENANTS
As of March 31, 2005

Tenants Representing > 1.0% of Total Portfolio Annualized Minimum Rent

Tenant Name	Number of Stores	GLA of Stores	Annualized Minimum Rent	% of Total Annualized Minimum Rent
Gap, Inc.	31	413,549	6,441,186	3.1%
Foot Locker, Inc.	56	242,356	5,798,979	2.8%
Limited Brands, Inc.	57	324,092	5,765,873	2.8%
Saks Incorporated	10	867,404	5,284,881	2.6%
Sterling Inc.	36	57,783	4,285,597	2.1%
Sears Holding Corporation	24	2,883,307	3,822,984	1.9%
JCPenney Company, Inc.	19	1,943,614	3,760,453	1.8%
Luxottica Group	54	85,044	3,086,851	1.5%
Zales Corporation	42	41,188	2,929,116	1.4%
Burlington Coat Factory	8	509,249	2,696,468	1.3%
Regal Cinemas	7	246,293	2,421,225	1.2%
Finish Line, Inc.	20	112,015	2,370,105	1.1%
American Eagle Outfitters	18	99,579	2,368,672	1.1%
Genesco Inc.	42	59,637	2,107,990	1.0%
Total tenants representing > 1.0%	424	7,885,110	53,140,380	25.7%

TOP 10 REGIONAL MALL TENANTS
As of March 31, 2005

Mall Stores (ranked by percent of total minimum mall rents)

Tenant Name	Number of Stores	GLA of Stores	Annualized Minimum Rents	% of Total Annualized Minimum Mall Rents
Foot Locker, Inc.	56	242,356	5,798,979	3.0%
Limited Brands, Inc.	57	324,092	5,765,873	3.0%
Sterling Inc.	35	52,003	4,199,357	2.2%
Gap, Inc. (1)	25	248,061	3,992,303	2.1%
Luxottica Group	54	85,044	3,086,851	1.6%
Zales Corporation	42	41,188	2,929,116	1.5%
Finish Line, Inc.	20	112,015	2,370,105	1.2%
American Eagle Outfitters	18	99,579	2,368,672	1.2%
Genesco, Inc.	42	59,637	2,107,990	1.1%
Host Marriott Services USA, Inc.	3	21,448	1,815,405	0.9%

Mall Anchors (ranked by total GLA)

Tenant Name	Number of Stores	GLA of Stores	Annualized Minimum Rents	% of Total Mall GLA
Sears Holding Corporation	17	2,409,237	1,763,810	11.1%
JC Penney Company, Inc.	16	1,889,960	3,642,107	8.7%
Federated Department Stores	7	1,243,359	250,000	5.7%
May Department Stores	5	1,234,760	255,000	5.7%
Saks Incorporated	10	867,404	5,284,881	4.0%
Bon-Ton Department Stores, Inc.	8	844,588	1,937,774	3.9%
Dillard's	3	533,962	-	2.5%
Burlington Coat Factory	6	499,726	2,509,468	2.3%
Steve & Barry's University Sportswear	4	277,901	1,781,400	1.3%
Wal-Mart Stores, Inc.	2	264,734	1,341,846	1.2%

(1) Five Old Navy and one Gap Outlet store are excluded from the table due to classification of stores greater than 20,000 GLA as anchor stores. If these six anchor stores were included, Gap, Inc. would represent 3.1% of total mall minimum rents.

LEASE EXPIRATION SCHEDULE
As of March 31, 2005

Mall Portfolio

Lease Expiration Year	Number of Leases	Anchor Square Feet of GLA Expiring	Store Square Feet of GLA Expiring	Total Square Feet of GLA Expiring	Percent of Occupied GLA Represented by Expiring Leases
2005	483	248,260	1,111,371	1,359,631	6.9%
2006	385	817,519	979,786	1,797,305	9.2%
2007	249	629,671	674,696	1,304,367	6.7%
2008	204	706,165	501,201	1,207,366	6.2%
2009	243	1,482,640	674,595	2,157,235	11.0%
Thereafter	839	8,873,273	2,902,979	11,776,252	60.1%
	2,403	12,757,528	6,844,628	19,602,156	100.0%

Anchor Annualized Base Rents Expiring	Store Annualized Base Rents Expiring	Total Annualized Base Rents Expiring	Anchor Annualized Base Rents/ Square Foot Expiring (1)	Store Annualized Base Rents/ Square Foot Expiring (1)	Percent of Annualized Base Rents Represented by Expiring Leases
$ 459,346	$ 19,507,043	$ 19,966,389	$ 1.85	$ 21.60	10.3%
4,269,835	18,534,049	22,803,884	$ 5.92	$ 21.25	11.8%
2,030,201	15,514,777	17,544,978	$ 3.22	$ 24.76	9.1%
2,873,684	13,295,499	16,169,183	$ 4.07	$ 27.62	8.3%
4,371,402	16,277,248	20,648,650	$ 4.90	$ 27.17	10.7%
27,220,484	69,413,136	96,633,620	$ 7.20	$ 25.14	49.9%
$ 41,224,952	$ 152,541,752	$ 193,766,704	$ 6.05	$ 24.41	100.0%

Community Center Portfolio

Lease Expiration Year	Number of Leases	Anchor Square Feet of GLA Expiring	Store Square Feet of GLA Expiring	Total Square Feet of GLA Expiring	Percent of Occupied GLA Represented by Expiring Leases
2005	32	25,900	99,353	125,253	7.8%
2006	19	23,600	65,217	88,817	5.5%
2007	17	59,658	40,978	100,636	6.3%
2008	13	48,530	42,010	90,540	5.6%
2009	14	371,559	47,100	418,659	26.0%
Thereafter	36	677,385	106,568	783,953	48.8%
	131	1,206,632	401,226	1,607,858	100.0%

Anchor Annualized Base Rents Expiring	Store Annualized Base Rents Expiring	Total Annualized Base Rents Expiring	Anchor Annualized Base Rents/ Square Foot Expiring (1)	Store Annualized Base Rents/ Square Foot Expiring (1)	Percent of Annualized Base Rents Represented by Expiring Leases
$ 77,700	$ 1,161,031	$ 1,238,731	$ 3.00	$ 11.69	9.8%
123,900	604,263	728,163	$ 5.25	$ 10.40	5.7%
375,860	447,181	823,041	$ 6.30	$ 10.91	6.5%
177,913	326,765	504,678	$ 3.67	$ 10.08	4.0%
1,370,952	661,930	2,032,882	$ 3.69	$ 14.05	16.0%
5,623,356	1,742,044	7,365,400	$ 8.30	$ 17.50	58.0%
$ 7,749,681	$ 4,943,214	$ 12,692,895	$ 6.42	$ 13.09	100.0%

(1) The base rents per square foot calculation excludes outlot and ground leases that do not pay rents or pay nominal amounts for rents.

CAPITAL EXPENDITURES
(dollars in thousands)

	for the three months ended March 31,	
	Consolidated Properties 2005	**Consolidated Properties 2004**
New Developments	$ 61	$ -
Redevelopment projects	$ 8,608	$ 1,081
Property Capital Expenditures:		
Tenant Improvements and Tenant Allowances:		
Anchor Replacement	$ 382	$ 817
Non-anchor replacement	2,261	1,301
Operational capital expenditures	604	675
Total Property Capital Expenditures	$ 3,247	$ 2,793
Deferred Leasing Costs	$ 1,015	$ 1,531

REDEVELOPMENT ACTIVITY
(dollars in thousands)

Project	Location	Total Project Cost	Investments quarter ended March 31, 2005	Planned Investments Remainder of 2005	Total Planned Investments During 2005	Opening Date	Project Initial Yield (1)	
Eastland Mall	Columbus, OH	$ 19,000	$ 3,200	13,600	16,800	4Q-2005	5%	(2)
Dayton Mall	Dayton, OH	19,000	200	7,400	7,600	2006	13%	
Polaris Fashion Place	Columbus, OH	13,000	-	8,800	8,800	2006	15%	
Mall at Fairfield Commons	Dayton, OH	11,900	2,200	4,800	7,000	4Q-2005	8%	
Northtown Mall	Minneapolis, MN	5,500	500	3,200	3,700	4Q-2005	10%	
Grand Central Mall	Parkersburg, WV	3,300	100	2,900	3,000	4Q-2005	14%	
Montgomery Mall	Montgomery, AL	7,500	2,100	2,100	4,200	2006	10%	
Great Mall	Kansas City, KS	5,000	-	2,300	2,300	2006	10%	
Other Miscellaneous Projects		5,400	300	5,100	5,400			
Total Redevelopments and Expansions		$ 89,600	$ 8,600	$ 50,200	$ 58,800			

(1) Represents projected return on current investment only (does not include internal allocation of land value)
(2) After the final phase of redevelopment, the Eastland Mall is projected to stabilize at an overall yield of 12%